Exhibit 99.1

Agomab Announces Results of Annual General Meeting

Antwerp, Belgium, May 27, 2026 – Agomab Therapeutics NV (Nasdaq: AGMB) (“Agomab”), a clinical-stage biopharmaceutical company focused on fibro-inflammation, today announced the results of its Annual General Meeting (AGM) held on Tuesday, May 26, 2026.

All items on the agenda were approved, including:

•	Approval of the statutory financial statements for the financial year ended December 31, 2025.

•	Discharge to the current and former members of the Board of Directors and the statutory auditor in respect of the performance of their respective duties during the financial year ending on December 31, 2025.

•	Reappointment of Mr. Ohad Hammer as a member of the Board of Directors for a term of one year.

•	Reappointment of Mr. Tim Knotnerus as a member of the Board of Directors for a term of four years.

The voting result and all documents relating to the shareholders’ meeting are available on the Agomab investor relations website at https://ir.agomab.com/governance/shareholder-meetings.

About Agomab

Agomab is a clinical-stage biopharmaceutical company focused on developing novel disease-modifying therapies for fibro-inflammatory diseases with high unmet medical need. Agomab’s product candidates are designed to target established potent pathways and utilize organ-restricted approaches, with the aim of increasing efficacy while minimizing safety liabilities. Fostering a culture of excellence, Agomab’s mission is to pioneer therapeutics that aim to resolve fibro-inflammation and restore organ function to enable people with these disorders to live fuller and healthier lives.

Contacts

Investors

Sofie Van Gijsel

VP of Investor Relations

E-mail: sofie.vangijsel@agomab.com

Phone: +1 781 296 1143

Media

Gretchen Schweitzer

Trophic Communications

E-mail: agomab@trophic.eu

Phone: +49 172 861 8540